Mail Stop 4561

February 26, 2009

Stephen M. Scheppmann
Chief Financial Officer
Teradata Corporation
2835 Miami Village Drive
Miamisburg, OH 45342

> **Re:** **Teradata Corporation**
> **Form 10-K for Fiscal Year Ended December 31, 2007**
> **Filed March 3, 2008**
> **File No. 001-33458**

Dear Mr. Scheppmann:

We have completed our review of your Form 10-K and related filings and have no further comments at this time on the specific issues raised.

Sincerely,

Mark Kronforst
Accounting Branch Chief